                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            NetSolve, Incorporated
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   64115J106
                                   ---------
                                (CUSIP Number)



                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 64115J106
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person

          Southwest Enterprise Associates, Limited Partnership

     I.R.S. Identification No. of above person

          I.R.S. Employer Identification No. 75-1877632

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group   (a) [   ]
     (See Instructions)                                 (b) [ X ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware Limited Partnership

--------------------------------------------------------------------------------
Number of    5.   Sole Voting Power
Shares
Beneficially      0 Shares
Owned by
Each         -------------------------------------------------------------------
Reporting    6.   Shared Voting Power
Person
With              817,647 Shares

             -------------------------------------------------------------------
             7.   Sole Dispositive Power

                  0 Shares

             -------------------------------------------------------------------
             8.   Shared Dispositive Power

                  817,647 Shares

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     817,467 Shares

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------
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CUSIP No. 64115J106
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person

          C. Vin Prothro

     I.R.S. Identification No. of above person

          I.R.S. Employer Identification No.: N/A

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group    (a) [   ]
     (See Instructions)                                  (b) [ X ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware Limited Partnership

--------------------------------------------------------------------------------
Number of    5.   Sole Voting Power
Shares
Beneficially      0 Shares
Owned by
Each         -------------------------------------------------------------------
             6.   Shared Voting Power
Reporting
Person            817,647 Shares
With
             -------------------------------------------------------------------
             7.  Sole Dispositive Power

                 0 Shares
             -------------------------------------------------------------------
             8.  Shared Dispositive Power

                 817,647 Shares

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     817,467 Shares

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP No. 64115J106
          ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person

          NEA Partners Southwest, Limited Partnership

     I.R.S. Identification No. of above person

          I.R.S. Employer Identification No. 52-1308074

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group     (a) [   ]
     (See Instructions)                                   (b) [ X ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware Limited Partnership

--------------------------------------------------------------------------------
Number of    5.   Sole Voting Power
Shares
Beneficially      0 Shares
Owned by
Each         -------------------------------------------------------------------
Reporting    6.   Shared Voting Power
Person
With              817,647 Shares

             -------------------------------------------------------------------
             7.   Sole Dispositive Power

                  0 Shares

             -------------------------------------------------------------------
             8.   Shared Dispositive Power

                  817,647 Shares

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     817,467 Shares

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:      NetSolve, Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:
               12331 Riata Trace Parkway, Austin, Texas 78727

Item 2(a). Name of Persons Filing: Southwest Enterprise Associates, Limited Partnership ("SEA"); Charles Vincent Prothro ("Prothro"); and NEA Partners Southwest, Limited Partnership ("NEA Partners"). Prothro and NEA Partners are the only general partners of SEA. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if none, Residence: The address of the principal business office of SEA is 14305 Inwood Road, Suite 101, Dallas, Texas 75244-3944. The address of the principal business office of Prothro is Dallas Semiconductor, 4401 S. Beltwood Parkway, Dallas, Texas 75244. The address of the principal business office of NEA Partners is 1119 St. Paul Street, Baltimore, Maryland 21202.

Item 2(c). Citizenship: Each of SEA and NEA Partners is a limited partnership organized under the laws of the State of Delaware. Prothro is a United States citizen.

Item 2(d). Title or Class of Securities: Common Stock, $0.01 par value ("Common Stock").

Item 2(e).     CUSIP Number: 64115J106

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ]  An investment adviser in accordance with
                        (S)240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).


               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership

               (a) Amount beneficially owned: SEA is the record owner of 817,647 shares of Common Stock (the "Record Shares") as of December 31, 1999. As the general partners of SEA, Prothro and NEA Partners may be deemed to own beneficially the Record Shares. Therefore, each Reporting Person may be deemed to own beneficially 817,647 shares.

               (b) Percent of class: 6.1%. The foregoing percentage is
                   calculated based on the 13,454,570 shares of Common Stock reported to be outstanding as of November 10, 1999, in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ending September 30, 1999.

               (c) Number of shares as to which the person has:

                   (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person.
                   (ii) Shared power to vote or to direct the vote: 817,647 shares for each Reporting Person.
                   (iii)  Sole power to dispose or to direct the disposition of:
                          0 shares for each Reporting Person.
                   (iv) Shared power to dispose or to direct the disposition of: 817,647 shares for each Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000.

SOUTHWEST ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP


By: /s/ C. V. Prothro
   -----------------------------
   C. V. Prothro
   General Partner


    /s/ C. V. Prothro
-----------------------------
  C. V. Prothro

NEA PARTNERS SOUTHWEST, LIMITED PARTNERSHIP


By: /s/ Charles W. Newhall, III
   ------------------------------------
   Charles W. Newhall, III
   General Partner